THE BANK OF NEW YORK
NEW YORK'S FIRST BANK -- FOUNDED 1784 BY ALEXANDER HAMILTON

                                        101 BARCLAY STREET, NEW YORK, N.Y. 10286

AMERICAN DEPOSITARY RECEIPTS

                               Gentia Software plc

                               --------------------

                Notice to Holders of American Depositary Receipts

                               --------------------

Holders of record on August 18, 1998 of American Depositary Receipts (each representing one deposited Ordinary Shares of Gentia Software plc of par value 15 pence) issued under the Deposit Agreement between Gentia Software plc, The Bank of New York, as Depositary, and the owners, from time to time, of Depositary Receipts issued thereunder, are hereby notified that The Bank of New York, as Depositary, has received Notice of an Annual General Meeting of Gentia Software plc to be held at 10:00 a.m. September 21, 1998 Dorchester Hotel, 53 Park Lane, London, W1A.

By provision of section 4.07 of the Deposit Agreement, registered owners of Depositary Receipts for Ordinary Shares are entitled to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights pertaining to the number of deposited Ordinary Shares represented by their respective Receipts. Upon the written request of an owner of a Depositary Receipt on such record date, received on or before, September 11, 1998, the Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

In view of the fact that requests from owners must be received prior to the close of business day on September 11, 1998, to be effective, there is enclosed a form of proxy for the Annual General Meeting instructing the Depositary as to the exercise of voting rights, together with a postage paid and addressed envelope for the return of such form.


                                             The Bank of New York,
                                                 as Depositary

Mail Date: August 20, 1998

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                               GENTIA SOFTWARE PLC

NOTICE IS HEREBY GIVEN that the ANNUAL GENERAL MEETING of the above named Company will be held at the Dorchester Hotel, 53 Park Lane, London, W1A 2HJ on 21 September 1998 at 10:00 am for the following purposes.

                                ORDINARY BUSINESS
                                -----------------

A.(i) To consider and adopt the Company's accounts and reports of the directors and auditors for the period to December 31, 1997.

B. To re-appoint Messrs. Ernst & Young of Rolls House, 7 Fetter Lane London, EC4A INH as auditors of the Company until the next general meeting at which accounts are laid before the Company, at a fee to be agreed with the Board of Directors.

C. To re-elect Mr. Anthony K. Fox and Mr James R.H. Buchanan who are retiring by rotation as directors.

D.       To confirm the following appointments to the Board:
         1. Mr Paul T. Martin on 10 September 1997
         2. Mr. Scott G. Silk on 10 September 1997
         3. Mr. George F. Sprenkle on 1 October 1997

                                SPECIAL BUSINESS
                                ----------------

E. To consider and, if thought fit, pass the following resolutions which will be proposed as to resolution number 1 and 2 as ordinary resolutions of the Company and as to resolutions number 3 and 4 as special resolutions of the Company.

                               ORDINARY RESOLUTION
                               -------------------

1.(ii) That in substitution for any existing authority under section 80 of the Companies Act 1985:

         (a) the directors are generally and unconditionally authorised for the purposes of that section at any time or times during the period of five years from the date of this resolution to allot, or to grant any right to subscribe for or to convert any security into shares in the authorised share capital of the Company at that date;

         (b) at the expiry of the period of five years, the authority contained in paragraph (a) shall expire, but the Directors may make an offer or agreement before the expiry of the authority which would or might require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted, after the expiry of the authority.

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(i)      The report and accounts delivered to ADR holders are prepared in accordance with US GAAP. The Company must lay its accounts prepared in accordance with UK accounting principles and practice before the AGM. Those accounts which are not materially different from the accounts prepared in accordance with US GAAP are available on request from the registered office of the company.

(ii) Under English law, the director's authority to allot shares is granted in the Company's articles of association or by shareholder resolution. Such authority can be granted for a maximum period of five years. This resolution, if passed, would renew the authority which was granted for a maximum period of five years. This resolution, if passed, would renew the authority which was granted at last year's annual general meeting.

2.(iii) That the amendment to Section 5(a) of the Company's 1996 Equity Incentive Plan increasing from 2,000,000 to 4,000,000 the number of ordinary shares of 15p each in the Company in respect of which Awards may be made under the said Plan is ratified.

                               SPECIAL RESOLUTIONS
                               -------------------

3.(iv) That, in accordance with section 95(1) of the Companies Act 1985 and in substitution for any existing authorities under that section, the Directors are given power to allot equity securities (as defined in section 94 of that Act) pursuant to the authority conferred by resolution 1 as if section 89(1) of that Act did not apply to the allotment.

4. That, pursuant to section 164(3) of the Companies Act 1985, the authority to purchase its own shares in accordance with the terms of a contract between First Albany Corporation and the Company which was granted to the Company by a special resolution passed on 1 July 1997 is renewed for a period of 18 months from the date of this resolution.


Dated  18 August 1998

                                                           By order of the Board


                                                                      D P Holden
                                                                       Secretary


Registered Office:

Tuition House
St. George's Road
Wimbledon
London SW19 4EU

A member convened by this Notice entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on a poll in his place. A proxy need not be a member of the Company.

There are no directors' service contracts of more than one year's duration.

A copy of the contract for the purchase by the Company of its own shares referred to in resolution number 4 will be available for inspection at the registered office of the Company during normal business hours, from the date of this notice until the conclusion of the meeting.

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(iii)    The 1996 Equity Incentive Plan, as approved and adopted by shareholders on 7 March 1996, currently limits the number of ordinary shares in the Company in respect of which Awards may be made to 2,000,000. In order to enable further Awards to be made in the future the Board of Directors has amended the Plan, subject to shareholder ratification, to increase this limit to 4,000,000. This resolution, if passed, would ratify this amendment.

(iv) If passed, this resolution would renew the disapplication, granted at last year's annual general meeting, of statutory pre-mentioned rights under which the Company would have to offer any new shares to be allotted for cash to its present shareholders in proportion to their existing holdings. As in resolution number 1, the disapplication may be given for a maximum period of five years.